DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 United States of America www.dlapiper.com

July 26, 2022

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Office of Energy & Transportation

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

Re:	Guangshen Railway Company Limited

Form 20-F for the Year Ended December 31, 2020

Form 20-F for the Year Ended December 31, 2021

Response dated April 26, 2022

File No. 001-14362

Dear Mr. Horowitz and Ms. O’Brien:

This letter is being submitted on behalf of Guangshen Railway Company Limited (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in the letter dated June 29, 2022 (the “Letter”) regarding the Company’s annual reports on Form 20-F for the years ended December 31, 2020 and 2021 (the “2020 20-F” and “2021 20-F”, respectively).

The numbered paragraphs below correspond to certain numbered comments in the Letter. The Staff’s comments are presented in bold.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 3. Key Information

D. Risk Factors

Risks Relating to Conducting Business in China, page 4

1.

We have considered the revision you made in response to prior comment 7. Please further revise your risk factor presentation to place the subsections titled “Risks Associated with Chinese Accounting Firms” and “Risks Associated with Technology and Cybersecurity” directly after the subsection titled “Risks Relating to Conducting Business in China.”

RESPONSE:

In response to the Staff’s comment, the Company will re-order the “Risk Factors” section as suggested by the Staff.

Government control of currency conversion may adversely affect our operations and financial results., page 6

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

July 26, 2022

2.

We note your response to prior comment 13. Please further revise your disclosure to quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, including the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your risk factor disclosure should make clear whether transfers, dividends, or distributions have been made to date. Please ensure that your revised disclosure addresses each element of prior comment 13. For example, while your response states that you have distributed dividends for 24 consecutive years from 1996 to 2019 and have not experienced any regulatory obstacles in terms of cross-border cash transfer and foreign currency exchanges, your revised disclosure should include a description of any restrictions and limitations on your ability to distribute earnings, including with regard to your subsidiaries and U.S. investors.

RESPONSE:

In response to the Staff’s comment, the Company proposes to add the following to the existing disclosure.

“As we and our subsidiaries are all registered in the PRC and exclusively conduct our business operations in the PRC, there have been no cross-border cash flows or transfers of assets since our listing in 1996. We also do not have foreign shareholders other than the public shareholders that hold our H shares and ADSs. The distribution of cash dividends to our H share and ADS investors involves cross-border transfers and foreign currency exchanges, but there are no legal or regulatory obstacles for such transfers and exchanges. The distribution of dividends to U.S. investors is conducted by the depositary bank, JP Morgan, which converts the Hong Kong dollars into U.S. dollars after its receipt of the cash dividends with the deduction of 10% income tax upon the cash dividends by the Company. There are no restrictions or limitations on such distributions.”

In response to the Staff’s comment, the Company also proposes to add the following to the risk factor entitled “Governmental control of currency conversion may affect the value of your investment.”

“We have distributed cash dividends to all of our shareholders for 24 consecutive years from our listing in 1996 to 2019. We have made no cross-border cash transfers between us and our subsidiaries since our listing in 1996. There are no restrictions or limitations on our ability to distribute earnings between us and our subsidiaries as we are all PRC entities. The distribution of cash dividends to our H share investors involves cross-border transfers and foreign currency exchanges, but there are no legal or regulatory obstacles for such transfers and exchanges. The distribution of dividends to U.S. investors is conducted by the depositary bank, JP Morgan, which converts the Hong Kong dollars into U.S. dollars after its receipt of the cash dividends with the deduction of 10% income tax upon the cash dividends by the Company. There are no restrictions or limitations on such distributions.”

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

July 26, 2022

We are subject to extensive and evolving legal system in the PRC …, page 9

3.

We note the revised disclosure provided in response to prior comment 12. Please revise your disclosure further to address each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. In addition, state affirmatively whether you have received all requisite permissions or approvals from any governmental agency that is required to approve your operations and whether any permissions or approvals have been denied.

RESPONSE:

In response to the Staff’s comment, the Company proposes to add the following to the risk factor entitled “We are subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless.”

“We are a railway transportation company and, under the applicable PRC laws and regulations, we are required to hold the qualifications for railway customer and goods transportation services and railway facility technology services. We currently hold both of those qualifications and accordingly are able to operate our businesses in China.”

Extensive government regulation of the railway transportation industry …, page 11

4.

We note the disclosure added in response to prior comment 1 identifies the railroad transportation services and railway infrastructure and transportation generally as “key parts of China’s comprehensive transportation system.” However, it appears that expanded disclosure should be provided regarding the designation of the railroad sector as a national security interest more generally (i.e., the scenario where foreign investment is deemed to impact or potentially impact the national security of The People’s Republic of China) and the effect that this type of designation would have on your operations, ability to transfer capital out of China or enter into business transactions with non-Chinese parties, and the value of your ADSs.

RESPONSE:

In response to the Staff’s comment, the Company proposes to add the following disclosure to the risk factor entitled “Extensive government regulation of the railway transportation industry may limit our flexibility in responding to market conditions, competition or changes in our cost structure”.

“The comprehensive transportation system of China consists of roads, railways, shipping, airlines, pipelines and other modes, and the country’s railway infrastructure and related railway transportation services are important components of this system. China has implemented policies in recent years to encourage foreign investment in various sectors, including the transportation sector. According to the Special Administration Measures on Access to Foreign Investments (Negative List) issued and amended from time to time by the National Development and Reform Commission and the Ministry of Commerce of China, or the Negative List, the number of restricted industries and industries subject to special administrative measures has gradually decreased. The Negative List issued in 2017 had specified two railway-related rules – (i) the construction and operation of the railway trunk network must be controlled by Chinese entities, and (ii) railway passenger transportation must be controlled by Chinese entities. However, the Negative List issued in 2018 had removed these two rules and they no longer appear in subsequent Negative Lists. By encouraging foreign investment in the railway industry in this way, the PRC government has been supporting the development of more competition in the market, which could adversely impact our business, its profitability and the value of the ADSs of the Company.

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

July 26, 2022

If the railway industry were to be designated as a national security interest, the Company would likely be subject to more supervision and restrictions under relevant laws and regulations, such as relating to safety assessments and declarations for major events and activities, as well as stricter national security review in the event of a proposed merger or acquisition involving foreign assets. If the Company were then to fail to comply with these relevant laws and regulations, the Company would face relatively heavier legal liabilities and consequences, which could have an adverse impact on its operations and ability to seek public financing and investment.”

Risks Associated with Technology and Cybersecurity

Substantial uncertainties exist with respect to the interpretation and implementation of ..., page 18

5.

The revised disclosure provided in response to prior comment 3 states that you have not been subject to any investigations relating to cybersecurity made by the Cyberspace Administration of China (CAC), but there is no assurance that you can fully or timely comply with laws and regulations regarding privacy, data security, cybersecurity, and data protection. Revise your disclosure to clarify whether you believe you are compliant with these laws and regulations.

RESPONSE:

In response to the Staff’s comment, the Company proposes to add the following disclosure to the risk factor entitled “Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations”.

“We have not been subject to investigations relating to cybersecurity made by the CAC, nor have we been fined or sanctioned by the CAC in relation to cybersecurity. We believe we are compliant with the current Cyber Security Law and the current Personal Information Protection Law.”

Risks Associated with Chinese Accounting Firms

The PCAOB is currently unable to inspect our auditor in relation to their audit work ..., page 19

6.

We note your disclosure stating that you expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report. Please revise to state that you have been included in the list of issuers identified under the HFCAA. In addition, within your filing, provide more prominent disclosure regarding your identification as an issuer on this list.

RESPONSE:

In response to the Staff’s comment, the Company proposes to add the following disclosures on pages 21 and 4, respectively:

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

July 26, 2022

“We have been identified as a Commission-Identified Issuer under the HFCAA after filing our Annual Report on Form 20-F for the year ended December 31, 2021.”

“The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board of the United States, or the PCAOB, for three consecutive years (or two consecutive years if certain proposed changes to the law are enacted as described below), beginning in 2021, our shares or ADSs will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

On June 22, 2021, the U.S. Senate passed a bill which proposed to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. Under the HFCAA, our ADSs will be prohibited from trading in the United States in 2024 (or 2023 if the bills described above become law) if the PCAOB is unable to inspect or fully investigate auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In May 2022, in connection with its implementation of the HFCAA, the SEC named our company as a “Commission-Identified Issuer” following the filing with the SEC on April 28, 2022 of our Annual Report on Form 20-F for the year ended December 31, 2021. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Associated with Chinese Accounting Firms—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors— Risks Associated with Chinese Accounting Firms—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Item 4 - Information on the Company

C. Organizational Structure, page 34

7.

We note the diagram added to page 34 in response to prior comment 14. Please further revise to reflect the shareholding structure of your company as reflected on page 61, which includes the Public shareholders of H shares, China Railway Guangzhou Group Co., Ltd. (“GRGC”), a state-owned enterprise, and the Other public shareholders of A shares.

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

July 26, 2022

RESPONSE:

In response to the Staff’s comment, the Company proposes to revise the diagram on page 34 to conform with the diagram set forth immediately below.

* * * *

Should you have any questions about the responses contained herein, please contact me at (650) 833-2050 (office) or by email at alan.seem@us.dlapiper.com.

Sincerely yours,

/s/ Alan Seem

Alan Seem

cc:	Luo Xinpeng, Chief Accountant, Guangshen Railway Company Limited

Tang Xiang Dong, Board Secretary, Guangshen Railway Company Limited